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                                                                   Exhibit(a)(3)

                                                  [WILTEL LOGO]

Dear WilTel Communications Group, Inc. Stockholders:

    I am pleased to inform you that on August 21, 2003, WilTel Communications Group, Inc. ('WilTel') entered into a definitive merger agreement with Leucadia National Corporation ('Leucadia') and its wholly-owned subsidiary, Wrangler Acquisition Corp. Leucadia is a holding company that is engaged in a variety of businesses and owns 47.4% of the outstanding common stock of WilTel. In accordance with the merger agreement, Leucadia commenced an exchange offer to acquire all of the outstanding shares of WilTel common stock that are not owned by Leucadia and its affiliates (the 'Public Shares') for 0.4242 of a Leucadia common share, and one contingent sale right, for each outstanding Public Share. In general, each contingent sale right represents the non-transferable, contractual right to receive additional shares of Leucadia common stock in the event that Leucadia sells all or substantially all of WilTel's assets or more than 50% of WilTel's capital stock prior to October 15, 2004 (or enters into a definitive agreement to do so by August 21, 2004) and the net proceeds from that sale exceed the valuation accorded to WilTel's equity in the exchange offer and merger.

    Leucadia's offer is conditioned upon, among other things, a majority of the Public Shares being validly tendered and not withdrawn prior to the expiration date of the exchange offer, calculated as described in the merger agreement. The exchange offer will be followed by a merger of Wrangler Acquisition Corp. with and into WilTel, in which each share of WilTel's common stock not tendered into the exchange offer will be converted into the right to receive the same per share consideration paid in the exchange offer. The exchange offer and withdrawal rights are scheduled to expire at 12:00 noon, New York City time, on Thursday, October 2, 2003, unless the offer is extended.

    WilTel's Board of Directors previously appointed a special committee of independent directors to consider Leucadia's offer. The Special Committee and WilTel's Board of Directors (i) have determined that the terms of the exchange offer and the merger are fair to, and in the best interests of, WilTel and its stockholders, (ii) have approved the merger agreement and the transactions contemplated thereby, including the exchange offer and the merger and declared that the merger agreement is advisable to WilTel and its stockholders and
(iii) recommend that WilTel's stockholders accept the exchange offer and tender their shares pursuant to the exchange offer. If stockholder approval of the merger agreement becomes necessary, the Special Committee and WilTel's Board of Directors also recommend that WilTel stockholders vote to approve and adopt the merger agreement and the merger.

    In arriving at its recommendation, the Special Committee and those members of WilTel's Board of Directors who voted on the transaction carefully considered a number of factors, as described in detail in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9. In addition to the attached Schedule 14D-9 relating to the offer, the Offer to Exchange and other related materials to be used for tendering your shares are enclosed. These documents set forth the specific terms and conditions of the exchange offer and provide instructions on how to tender your shares. We urge you to read the
Schedule 14D-9, the Offer to Exchange and related offer documents carefully before making a decision with respect to the exchange offer.

                                          Sincerely,
                                          Jeff K. Storey
                                          JEFF K. STOREY
                                          President and Chief Executive
                                          Officer